Exhibit 11.1

Standards of Business Conduct

TABLE OF CONTENTS

SCOPE	3

INTRODUCTION	3
Standards of Business Conduct	3
Management Commitment - Ethics Committee	4
Maintaining the Shine on Our Golden Arches	4
Additional Responsibilities of Supervisors and Employees with Supervision Functions	4
Personal Accountability	5
Compliance with Standards of Conduct, Open Communication and the Ethics Line	5
Confidential Information	6
Personal Data	7

OUR CUSTOMERS	8
Product Quality and Safety	8
Marketing	8

OUR PEOPLE	9
Employment Experience	9
Protection against Retaliation	9
Human Rights and the Law	9
Respect and Dignity	9
Inclusion and Diversity	10
Safe Work Place	10
Alcohol and Drugs	10

ARCOS DORADOS, OUR COMPANY	11
Acting in Arcos Dorados’ Best Interest	11
Franchisee Relationships	11
Supplier Relationships	11

ETHICS	12
Protecting the Company’s Assets	13
Conflicts of Interest	14
Electronic Communications Usage	16
Usage of User Identification and Passwords	17
Business Records and Communications	17
The Letter and Spirit of the Law	18
International Business	19
Anti-bribery Provisions	20

Exhibit 11.1

Standards of Business Conduct

OUR COMMUNITIES	20
Community and Giving Back	20
Political Activities	21
Corporate Citizenship and Sustainability	22
Shareholder Relations	23

PROFITABLE GROWTH	23
Fair Competition and Antitrust Policy	23
Trade Practices	24
Inside Information and Securities Trading	25
Communicating with the Public and Social Media	25
Government Inquiries	25

CONTINUOUS IMPROVEMENT	26
Corporate Governance and Internal Controls	26
Amendments to the Standards	26
Internal Investigations	26

RESOURCES	27

APPENDIX I - Gifts, Favors and Business Entertainment	29

ETHICS PROBLEM PROCEDURE	30

RECEIPT AND READING ACKNOWLEDGEMENT	31

Exhibit 11.1

Standards of Business Conduct

SCOPE

These Standards of Business Conduct (the “Standards”) have been approved and adopted by the Board of Directors of Arcos Dorados Holdings Inc. (together with its subsidiaries and affiliates, hereinafter referred to as “Arcos Dorados” or “the Company”) and summarize the standards that should guide our actions.

These Standards apply to all employees (including temps) of Arcos Dorados and to the Company’s Board members. Unless otherwise expressed herein, every time the Standards refer to the employee(s), such term will include not only the employee(s), but also the director(s).

The Standards do not apply to our franchisees, suppliers or their employees. However, we expect them to be aware of the Standards, to develop their own policies and procedures that are consistent with the spirit of the Standards and to fully support our employees in complying with the Standards. Additionally, we will avoid developing business activities with third parties that intentionally and repeatedly breach the law and the provisions of these Standards. This shared commitment will help ensure that Arcos Dorados earns a reputation as a company that conducts business with integrity.

INTRODUCTION

The relationship between Arcos Dorados and each of its employees is governed by the national law applicable to the jurisdiction where they work. Subject to the applicable national law, nothing in the Standards changes the nature of such relationship.

The current version of the Standards of Business Conduct will be posted and maintained on the Arcos Dorados website. Amendments will also be posted online, as required by applicable law, and will be timely communicated to the employees.

Standards of Business Conduct

These Standards of Business Conduct are a guide to the ethical and legal responsibilities we share as members of the Arcos Dorados family. This is not a complete rulebook that addresses every ethical issue that might arise. It is not a

Exhibit 11.1

Standards of Business Conduct

summary of all laws and policies that apply to Arcos Dorados business. It is not a contract, and it does not replace good judgment. Rather, the Standards are key principles of conduct that represent the Company’s policies, give us guidance and direct us to resources to help us make the right decisions.

Management Commitment – Ethics Committee

Arcos Dorados’ management is committed to living up to high standards of ethical behavior.

The Arcos Dorados Holdings Inc. Board of Directors oversees the Company’s commitment to ethics and compliance with legal standards.

To help our employees live up to our Standards of Business Conduct, Arcos Dorados has established an Ethics Committee. This committee is responsible for overseeing the implementation of and compliance with these Standards, and will have the support of the Corporate Division of Internal Audit Organization and Control (IA) and of the Legal Department, who will advise on all issues related to these Standards.

Maintaining the Shine on Our Golden Arches

No policy, booklet, committee or compliance office can guarantee good, ethical behavior. Only each one of us can. It is up to every person who is a part of Arcos Dorados to keep our good name shining by doing the right things the right way.

Additional Responsibilities of Supervisors and Employees with Supervision Functions

Those employees who have supervisory authority over others are in positions of trust and influence. Therefore, they have special responsibilities under the Standards of Business Conduct to sustain an ethical work environment and to lead by example. They must ensure that the employees who report to them understand and follow the Standards and complete all required compliance and ethics trainings. In addition, they must communicate relevant Arcos Dorados policies to employees and assist them in understanding such policies.

Supervisors must maintain open and honest two-way communication with employees. This means encouraging employees to ask questions, make suggestions and report wrongdoing. Finally, supervisors must follow up on allegations of wrongdoing that are brought to their attention and take

Exhibit 11.1

Standards of Business Conduct

appropriate corrective or disciplinary action. In all cases they must give written notice to the Corporate Division of Organization and Control.

Personal Accountability

Each of our actions represents Arcos Dorados, and we must do our best to maintain the good reputation of our Company.

Employees must exhibit proper behavior both at the workplace and in those circumstances in which they represent the Company. Our success relies on each of us accepting personal responsibility for doing the right thing. We accept the obligation to stop or prevent actions that could harm customers, the Company or our reputation, and to report any such actions as soon as they occur.

We must strive to encourage honesty and responsibility. Our commitment to the highest level of ethical conduct should be reflected in all of the Company’s business activities including, but not limited to, relationships with employees, customers, suppliers, competitors, government entities and the general public, including our shareholders. All of our employees must abide by the language and spirit of these Standards, avoiding any kind of improper or apparently improper behavior.

One of the most valuable assets of the Company is our reputation in terms of integrity, professionalism and fairness. We all must admit that our acts are the basis of our reputation; hence, to abide by these Standards and the applicable law is imperative.

Employees who violate the law, the Standards of Business Conduct or applicable policies are subject to disciplinary action, up to and including termination of employment.

Compliance with Standards of Conduct, Open Communication and the Ethics Line

At Arcos Dorados, we speak honestly and openly and listen so that we may understand one another. We ask questions or raise issues, even if they are difficult.

Exhibit 11.1

Standards of Business Conduct

If you know of any violation of the Standards of Business Conduct or of any applicable law or policy, you are responsible for reporting such violation immediately.

There are a number of ways to raise issues:

•	If you believe that a law, ethical rule, regulation or any of these Standards has been violated, consult with the Legal Department or the Corporate Division of Organization and Control immediately.

•	For other matters, you can talk to your direct supervisor or another member of management, or contact Human Resources or the Corporate Division of Organization and Control.

•	You can also call the Arcos Dorados Ethics Line, a toll-free telephone line reserved specifically for employee calls on ethics and compliance issues.

The Arcos Dorados Ethics Line is staffed by an outside firm experienced in handling sensitive calls. If you know of a violation of these Standards or of any applicable law or policy, you must report this violation immediately by calling the Arcos Dorados Ethics Line or by notifying the Corporate Division of Organization and Control.

Callers may report anonymously and no attempt will be made to identify them. Any anonymous report should include sufficient information about the incident or situation to allow the Company to duly inquire into the matter.

Arcos Dorados, and all supervisory staff, will not allow any kind of retaliation against an employee who raises an issue or question in good faith. Anyone who retaliates will be subject to disciplinary action, up to and including termination of employment

The Company recognizes the need for these Standards to be equally applied to all those who are subject to them. The Ethics Committee will have the primary duty and responsibility for compliance with these Standards, subject to the supervision of the Audit Committee.

Confidential Information

Information is a valuable asset. Protecting the information created in our business is of great importance for our ongoing growth and our ability to

Exhibit 11.1

Standards of Business Conduct

compete. This information must be kept strictly confidential, except when its disclosure is authorized by the Company or required by law.

Do not disclose confidential information to anyone outside Arcos Dorados, and do not discuss it with Arcos Dorados employees who do not have a business need to know the information. Confidential information may include, for example, unpublished sales and financial information, major Company changes, product or operating formulas and methods, marketing and real estate plans, research results, intellectual property information (such as trade secrets, patents, trademarks, etc.), employee data, information about salaries and benefits, and information about relationships with suppliers, franchisees and others. Treat any information as confidential if it could be helpful to competitors, breach the privacy of employees, franchisees or customers, or be harmful to Arcos Dorados if publicly disclosed.

The unauthorized use or distribution of confidential information is a violation of the Company’s policies and may be considered illegal. Such use or distribution may result in negative consequences for both the Company and the involved individuals, including potential legal and disciplinary actions. The Company respects the confidential information of other companies and requires that its employees do so as well. Take precautions against accidentally disclosing confidential information. For example, mark it appropriately, never discuss it in public places and keep your laptop secured.

The duty to protect the Company’s confidential information remains even after an employee leaves the Company for any reason whatsoever. Confidential information in possession of the employee leaving the Company must be returned and not disclosed to any third party.

Personal Data

We respect and value the privacy of our employees, customers and franchisees, and maintain confidentiality when handling their personal information. This means that you must treat all employee, customer and franchisee personal data with care and respect, while guarding against inappropriate access and disclosure. You must never use any such data for personal benefit or in any other inappropriate way.

Exhibit 11.1

Standards of Business Conduct

OUR CUSTOMERS

At Arcos Dorados we will offer an outstanding experience with the commitment to provide Quality, Service and Cleanliness. We serve food of unquestionable quality, resulting in an extraordinary experience. We continue to strengthen our value offerings and have presence in every place where our customers are, providing them with an attractive and modern food experience.

Product Quality and Safety

Clean restaurants. Great tasting, nutritious and safe food. Child-friendly Happy Meal toys. These have long been hallmarks of our brand.

Arcos Dorados is committed to ensuring that the foods and beverages we serve to our customers are safe and harmless. In addition, we have a comprehensive program to ensure the safety of all toys and promotional items. Our safety and quality standards for food, beverages, toys and promotional items meet or exceed all applicable requirements in every market in which we operate. We support additional measures to help protect consumers and ensure the safety of local food supplies. We view this as part of our responsibility as a good corporate citizen, and we know it is also essential to the continuing growth and profitability of our business. We run our business respecting the environment and seeking to minimize generated impacts.

It is the responsibility of every Arcos Dorados employee to follow all applicable safety and hygiene policies and procedures. Notify your manager immediately if you become aware of a problem relating to the safety of our products.

Marketing

The promise implicit in our service begins even before our customers enter our restaurants, with advertising and marketing that is truthful, tasteful and worthy of one of the world’s most well-known retail brands.

Advertising must respond to clear principles of lawfulness, honesty, decency, truthfulness, dignity, fair competition, health and well-being, and child and adolescent protection. Our campaigns always will be truthful and transparent, and will avoid misleading our customers.

Exhibit 11.1

Standards of Business Conduct

OUR PEOPLE

We have a strong commitment to our people. We value their development and contributions. We support and encourage working with passion and innovation on a day-to-day basis, looking for ongoing improvement.

Employment Experience

We provide opportunity, nurture talent, develop leaders and reward achievement. We believe that having a team of individuals with diverse backgrounds and experiences, working together in an environment that fosters respect and drives high levels of engagement, is essential to our continuing business success.

Our employees’ selection and promotion is carried out following transparent procedures based on their talent, ability, work skills, vocation, background, performance review, ethical behavior and commitment to the Company’s interests.

Protection against Retaliation

Arcos Dorados protects employees against retaliation. Arcos Dorados strictly prohibits retaliation against employees who report misconduct, raise a concern or cooperate in an investigation, provided that the employees have acted in good faith and with a reasonable belief that the information provided is true. Anyone who retaliates will be subject to disciplinary action, up to and including termination of employment. If you believe that you have been the subject of retaliation, contact Human Resources or the Corporate Division of Organization and Control.

Human Rights and the Law

We support fundamental human rights for all people. We will not employ underage children or forced laborers. We prohibit physical punishment or abuse. We comply with employment laws in every market where we operate.

Respect and Dignity

Each of our employees deserves to be treated with fairness, respect and dignity. We provide equal opportunity for employees and applicants.

Exhibit 11.1

Standards of Business Conduct

Arcos Dorados employees have the right to work in a place that is free from harassment, intimidation or abuse, sexual or otherwise, or acts or threats of physical violence. We do not tolerate verbal or physical conduct that demeans another person, unreasonably interferes with another’s work performance or creates an intimidating, abusive, hostile or offensive work environment.

For purposes of this policy, harassment includes slurs, offensive remarks, electronic communications, and other visual, verbal or physical conduct that could create an intimidating, hostile or offensive work environment. In addition to the above, “sexual harassment” includes unwelcome sexual advances, requests for sexual favors and other conduct of improper sexual nature.

Inclusion and Diversity

Arcos Dorados is committed to diversity and equal opportunities for everyone. We respect the unique attributes and perspectives of every employee, and we rely on these diverse perspectives to help us build and improve our relationships with customers and business partners. We embrace the diversity of our employees, franchisees, customers and business partners, and work hard to make sure everyone at Arcos Dorados feels welcome.

Arcos Dorados provides equal treatment and equal employment opportunity without regard to race, ethnicity, color, religion, gender, age, national origin, sexual orientation, military status or any other basis protected by law. This policy applies to our employees, applicants, independent contractors, franchisees and suppliers. It also applies to all aspects of Arcos Dorados dealings with customers and to our employment decisions, including recruitment, hiring, placement, development, promotion, training, benefits, compensation and termination.

Safe Work Place

We are committed to providing a safe and healthful working environment for our employees. We require all employees to abide by safety rules and practices and to take the necessary precautions to protect themselves and their fellow employees. For everyone’s safety, employees must immediately report accidents and unsafe practices to their immediate supervisors.

Alcohol and Drugs

The Company is committed to providing a safe, healthy and productive work place for all employees.

Exhibit 11.1

Standards of Business Conduct

You may not possess or use alcohol or illegal drugs in the workplace, or while engaged in any job-related activity. You may not work under the influence of alcohol, illegal drugs or any substance that could prevent you from performing your job safely and effectively. You may not distribute any drugs or alcohol at work. You may not possess or consume alcohol on Company premises except at Arcos Dorados-sponsored social events where alcohol is authorized.

ARCOS DORADOS, OUR COMPANY

We are committed to franchisees and suppliers and share with them our Company’s best practices. Our franchisees, employees and suppliers should work together to offer the best service experience at fast food restaurants, and to keep the shine on the Golden Arches.

Acting in Arcos Dorados’ Best Interest

We act for the long-term benefit of Arcos Dorados, never for personal gain or to favor family or friends.

Franchisee Relationships

We build our Company by helping franchisees achieve their potential in a positive business relationship with Arcos Dorados. We do this by treating them with fairness and honesty, through good times and difficult ones. Treating our franchisees right continues to be a key to our success, and is the responsibility of all employees.

These Standards do not apply to franchisees, who are independent business men and women. However, we expect our franchisees to maintain high standards of integrity and to abide by all applicable laws and regulations, including laws regarding human rights, workplace safety and worker compensation and treatment.

Supplier Relationships

As a supplier to the first McDonald’s, Ray Kroc knew the importance of building strong relationships with suppliers. At Arcos Dorados, we still recognize this importance. We treat our suppliers fairly and honestly, and expect our suppliers to treat us in the same way.

Exhibit 11.1

Standards of Business Conduct

Arcos Dorados bases its relationships with suppliers on lawful, efficient and fair practices. Although these Standards of Business Conduct do not apply to our suppliers, we expect them to adhere to applicable legal requirements in their business relationships, including those with their employees, their local communities and Arcos Dorados.

Arcos Dorados does business with suppliers from many countries of diverse cultural, social and economic circumstances. Arcos Dorados is committed to fair employment practices and strives to provide a safe, healthful and productive work environment for its employees. In turn, we strive to work with suppliers who share our values. This means our suppliers are expected to share our support of fundamental rights for all people, to treat their employees with fairness, respect and dignity and to follow practices that promote health and safety.

We regularly review and update our sourcing and sustainability activities to ensure they consistently meet our standards. We strive to work with suppliers that are committed to our universal principles of doing business in a responsible and ethical manner.

ETHICS

We operate the business in an ethical and responsible way. We coordinate our business activities and behavior in an ethical and fair environment, respecting the laws and regulations of every market where we operate.

Ethics is a priority to our Company. It is an essential quality in every manager and employee, and is considered one of the main aspects of Arcos Dorados’ growth and strengthening.

It is Arcos Dorados’ policy to comply with all laws, rules and government regulations applicable to its business. The Company is concerned about the way results are obtained, not just with obtaining them. Directors, officers and employees must behave fairly with each other and with the Company’s suppliers, customers, competitors and other third parties.

Exhibit 11.1

Standards of Business Conduct

The Company expects compliance with its integrity standards across the organization and will not allow employees to achieve results by violating the law or conducting business in an unscrupulous manner. It is the Company’s policy that all business transactions will be accurately reflected on its books and records.

The Company expects its employees to be frank at all levels and to adhere to its policies and internal controls.

Protecting the Company’s Assets

All Arcos Dorados employees must safeguard the Company’s assets. As a Master Franchisee in Latin American operations, and subject to the applicable legal and contractual framework, Arcos Dorados holds the non-exclusive right to use the McDonald’s brand, and as such, must cooperate in order to protect, guarantee and preserve such brand. One of the ways we protect our brand is to prevent the improper use of the Arcos Dorados name.

You are responsible for the proper use and protection of Company assets, and must use them only for legitimate business purposes. Employees are not allowed to use Company property, information or position for personal gain. It is forbidden to take part in any action that involves theft, fraud, swindle or misappropriation of Company property.

Exercise good judgment and responsibility in your use of Company assets, and do not abuse any privileges that you receive in your position at Arcos Dorados. Company assets include financial assets, vehicles, office supplies, equipment, computers, networks, software, telephone and internet services, voice mail and e-mail, etc.

•	Never use Company computers in a way that could compromise the security or integrity of Company information or software.

•	Never use Company computers or networks to access, receive or transmit materials that are inappropriate, illegal or may violate our policy regarding confidentiality.

•	Do not loan, borrow, donate, sell or dispose of any Company property unless specifically authorized by the officer in charge.

•	Never use Company property, information or position for personal gain.

Exhibit 11.1

Standards of Business Conduct

•	Never take part in any action that involves theft, fraud, embezzlement, extortion or misappropriation of property.

Conflicts of Interest

Each of us must avoid any situation in which our personal or financial interests might cause our loyalties to be divided. A conflict of interest occurs when the personal interests of an employee (or his/her spouse or relatives) interfere in any manner, or even when they apparently interfere, with the Company’s interests, goals, or the employee’s fulfillment of tasks for the Company. A conflict of interest may arise when an employee performs an action or has an interest that may hinder the employee from doing his/her job objectively and efficiently. A conflict of interest may also arise when an employee receives improper personal gains as a result of his/her position in the Company.

Employees should refrain from taking advantage, for their own benefit, of opportunities found while using corporate assets or through their positions in the Company. Employees should avoid trading the Company’s securities based on material and non-public information known by reason of their positions in the Company. Employees should refrain from competing with the Company.

We must avoid even the appearance of a conflict of interest that might cause others to doubt our fairness or integrity. You are responsible for disclosing any actual or potential conflict of interest situation to the Corporate Division of Organization and Control, and abiding by any conditions placed on you to control or eliminate the conflict. Such conditions may include, for example, removing you from decision making on behalf of Arcos Dorados or having you dispose of the outside interest that creates the conflict.

Even though it is not possible to describe and foresee all circumstances in which a conflict of interest may arise, below there are some specific examples of situations that may result in a conflict of interest:

•	Outside Employment and Other Business Arrangements

All employees have a primary duty to advance the interests of Arcos Dorados, and any personal business arrangement must not interfere with this obligation. As an Arcos Dorados employee, you may not accept or receive compensation from any supplier or business entity with whom you are conducting business on behalf of Arcos Dorados.

Exhibit 11.1

Standards of Business Conduct

•	Doing Business with Family and Friends

A conflict of interest may arise when you have any business dealings with family members or close personal friends.

You must disclose any potential conflict of interest to both your supervisor and the Corporate Division of Organization and Control.

Also, be very cautious about sharing information with relatives or friends who work for competitors, or have business interests in competitors. The same holds true if you have family or friends who work for Arcos Dorados suppliers, service providers or franchisees, or have business interests in such companies.

•	Conflict of interest among Arcos Dorados employees

Any employee who is aware of a potential conflict of interest by reason of the position his/her spouse or relative or any other person holds in the Company, must report it to the Corporate Division of Organization and Control. This also includes sentimental relationships.

•	Gifts, Favors and Business Entertainment

We will not offer or pay bribes or provide anything of value that may influence or appear to influence the judgment or actions of another. We will not seek or accept bribes, kickbacks or any improper payments. We exercise good judgment and moderation in providing business gifts or entertainment. We respect the policies of other organizations with whom we do business. The purpose of business gifts and entertainment in a commercial setting is to create goodwill and sound working relationships.

The following applies to Company employees, immediate family members of Company employees, and agents or third parties working on behalf of the Company:

Do not offer, give or accept any gift, discount, entertainment or other personal benefit from a competitor, customer or supplier provided as a result of your position in the Company, if such benefit:

•	Is inconsistent with customary business practices;

Exhibit 11.1

Standards of Business Conduct

•	Is cash or a cash equivalent; commissions, loans, credits or discounts, securities, goods or services at a price below market value;

•	Is excessive in value (See Appendix I);

•	Could be construed as a bribe or payoff; or

•	Violates any laws, policies or regulations.

Circumstances involving conflicts of interest may not always be evident or easy to solve. If you are not certain about whether any gift, proposed gift or other personal benefit is appropriate, you must consult your supervisor and the Corporate Division of Organization and Control before taking any action.

See Appendix I for specific approvals required according to gift and exception amounts.

•	Refusing Gifts and Entertainment

In the event an employee receives a gift or an invitation to an entertainment event exceeding the limits established in these Standards, such employee must politely refuse and explain the Company rules. If returning a gift may offend the customer or supplier, or if the circumstances under which it was received prevent the employee from returning it, then such employee may accept the gift, but it must be disclosed to the Division of Organization and Control. The Ethics Committee will donate the gift to a charitable organization or raffle it among Company employees.

•	Outside Investments

Do not take personal advantage of business or investment opportunities that are discovered through the use of Company property, information or position. This includes directly or indirectly buying, leasing or otherwise acquiring rights to any property or materials if Arcos Dorados might also be interested in pursuing the opportunity.

Finally, do not make a personal investment in an entity if the investment may affect or appear to affect your judgment on business decisions relating to that entity. Be mindful of potential conflicts that may arise in investments in private and public companies, and be sensitive to any insider trading issues that may be associated with investments in public companies.

Electronic Communications Usage

Exhibit 11.1

Standards of Business Conduct

Everything related to e-mail and other electronic communications systems, including all communications and information created, received, saved or sent on Arcos Dorados systems is the property of the Company. Employee e-mail sent and received through Company computers, including e-mail and internet search activity, is subject to search and monitoring, with or without notice, regardless of whether the Company’s systems are accessed in or out of the office, or whether the communications pass through the Company’s server. The Company will periodically and randomly perform monitoring of individual employee usage. For these reasons, employees have no personal right to privacy in any material created, received, saved or sent using the Company’s e-mail or computer systems, including through third-party internet service providers, nor an expectation of privacy in such communications. The Company will take all necessary actions to clearly and accurately implement the points described herein, ensuring at all times the provision of tools needed for work purposes, and the protection of the rights pertaining to the people involved, all of which conforms to the applicable legislation.

Usage of User Identification and Passwords

Systems are prepared for user identifications (IDs) and passwords to be personal. Each employee must use his/her user and personal password to access Arcos Dorados’ systems. These must not be disclosed under any circumstances. Employees who violate this provision are subject to disciplinary action, up to and including termination of employment.

Employees are responsible for keeping their user IDs and passwords safe. They must be never disclosed or shared with anyone.

Should anyone requests your password or user ID, do not disclose it and report this event immediately to the Corporate Division of Organization and Control. If, for any reason, you suspect that your password and/or user ID has been discovered, change it immediately and report your suspicion to the Corporate Division of Organization and Control.

Business Records and Communications

Arcos Dorados is responsible for efficiently informing its share and bond holders about all material aspects of the Company. Shareholders count on Arcos Dorados to provide honest and accurate information and to make responsible business decisions based on reliable records.

Exhibit 11.1

Standards of Business Conduct

We adhere to the highest standards in all issues related to our accounting, financial controls, internal reporting and tax rules. All financial books, records and accounts must accurately reflect transactions and events. They must also conform both to generally accepted accounting principles and Arcos Dorados’ system of internal controls.

All reports, information and public documents filed with regulatory authorities located in any country where Arcos Dorados operates, as well as all official communications issued by the Company must be accurate, complete, clear and understandable. To ensure the accuracy of all Arcos Dorados records and filings, you must never:

•	Make false entries or alter receipts on expense reports;

•	Enter false information on time sheets;

•	Alter or falsify quality or safety results;

•	Understate or overstate known liabilities or assets;

•	Maintain undisclosed or unrecorded liabilities, funds or “off the book” assets;

•	Improperly record or fail to record items that should be expensed; or

•	Make any entry that intentionally hides or disguises the true nature of any transaction.

Employees are expected to accurately record all business transactions in the books and files of the Company, and to be honest and communicative with the Company’s internal and independent auditors

Almost all business records, including e-mail and computer records, may become subject to public disclosure in the course of litigation or governmental investigations. Records are also often obtained by outside parties or the media. Therefore, you should be clear, concise, truthful and accurate when recording any information. Avoid exaggeration, colorful language, guesswork, legal conclusions, and derogatory characterizations of people and their motives.

Handle all documents in accordance with each country’s legal and regulatory provisions. Contact the Legal Department if you have any doubt about whether to save or destroy a document.

The Letter and Spirit of the Law

Exhibit 11.1

Standards of Business Conduct

Our first and most fundamental obligation in every country and community where we do business is to carry out our activities with honesty and integrity, obeying the letter and spirit of the law and applicable regulations. No employee of the Company may, for any reason whatsoever, commit any illegal or unethical act, nor direct others to do so. This applies both to Arcos Dorados employees and to third parties acting on behalf of our Company. If you have a concern about the legality of any matter, you are responsible for consulting with the Legal Department before any potentially illegal acts have taken place.

International Business

Arcos Dorados complies with all applicable laws and regulations wherever we do business. Almost every country in the world prohibits making payments or offers of anything of value to government officials, political parties or candidates in order to obtain or retain business. We must never pay commissions or fees to dealers, distributors, agents, finders or consultants that are used as a bribe or kickback.

The term government official includes an employee of any government or government agency or public international organization, any political party or party officer, or any person who acts in an official capacity or on behalf of any government or any candidate for public office. In addition, all payments indirectly made through a third party are prohibited, in particular, if it is known or there is a great probability that the payment or offer of payment is made to a government official in order to influence his/her acts or decisions.

Many laws apply to the way we conduct our cross-border business. Among these are laws that:

•	Require that transactions are not being used for money laundering;

•	Ensure that companies do not cooperate in any way with unsanctioned boycotts;

•	Restrict trade with certain countries; and

•	Prohibit dealings that could aid terrorists or organizations that support terrorists.

Any employee who has a concern about any legal matter is responsible for consulting with the Legal Department before any potentially illegal acts have taken place.

Exhibit 11.1

Standards of Business Conduct

Anti-bribery Provisions

All Arcos Dorados employees, agents, and representatives must fully comply with the provisions of the Foreign Corrupt Practices Act (FCPA) and the applicable international conventions prohibiting corruption. In general, these laws prohibit companies and their employees, agents or representatives from offering, promising, paying or authorizing the offer, promise or payment of anything of value, directly or indirectly, to any government official in order to influence an official action or otherwise obtain an improper business advantage.

The FCPA (1) prohibits U.S. persons and companies from making corrupt payments to any public official outside the United States, and (2) requires all publicly-traded companies registered under the Securities Exchange Act of 1934 to maintain a system of internal controls. Under the FCPA, U.S. companies and issuers may be legally liable for their non-U.S. affiliate and employee actions. Significant sanctions have been imposed, even when the improper payment amounts were not considered material for other purposes. Therefore, any violation of the FCPA, as little as it might be, may result in significant legal responsibility for the individual or Company, including criminal penalties.

Interpreting the FCPA is not a simple task. There are times when situations fall into the “gray areas” of the FCPA. If you have any questions regarding the FCPA or a request for payment, contact the Legal Department or the Corporate Area of Organization and Control.

OUR COMMUNITIES

We are deeply committed to the communities where we operate and to their development. Our principle of community relationships accepts the corporate responsibility that we have and takes it to the next level. We play an active role in the well-being of our employees, customers and neighbors.

Community and Giving Back

Arcos Dorados has a long, proud tradition of giving back to our local communities. We know it is the right thing to do, and our people are one of our great strengths. As leaders, we have a positive influence on the communities where we operate, people and the environment. We encourage our employees to play a positive role in the community.

Exhibit 11.1

Standards of Business Conduct

Our Company, employees and franchisees donate hundreds of thousands of dollars and countless volunteer hours to Latin American charitable organizations, particularly those that address the needs of children. We also lend our hand when disasters strike, working with employees, franchisees, suppliers and disaster relief organizations to assist victims and relief workers.

Ronald McDonald House Charities (RMHC) Foundation and its local chapters have a special place in our social responsibility initiatives. Each year McDonald’s restaurants in Latin America raise millions of dollars for RMHC and other children’s causes.

Political Activities

As a company, we believe in a democratic political system, where it is essential to have a market economy, business freedom and legal certainty for private dealings, and also the Rule of Law guaranteeing transparent, ethical and impartial rules of the game for all citizens and organizations, and whose main purpose is to improve the quality of life for all citizens. Therefore, we will act as a corporate citizen who also thinks and acts in the interest of society and to achieve a better quality of life for all citizens, notwithstanding the legitimate protection of our company and its shareholders’ special interests. We consider all decisions aimed at strengthening institutions that lay the foundations of the democratic system and its political parties to be our corporate social responsibility.

Following these corporate social responsibility principles, our Company may make financial contributions to political parties according to the guidelines below:

•	Political contributions or donations must strictly comply with the applicable laws and regulations in each country, including the Foreign Corrupt Practices Act (FCPA) of the United States. Additionally our relationships with political parties and their representatives will be maintained in an ethical and transparent manner, strictly complying with the lobbying laws of each country.

•	The Company will only make donations or contributions to political parties that promote democratic values and principles and that defend human rights, a market economy and business freedom.

Exhibit 11.1

Standards of Business Conduct

•	Any initiative supporting political activities must be submitted to the Corporate Government Relations department for its endorsement and presentation to the Chief Executive Officer (CEO).

•	The business decision to finance election campaigns or the ongoing activities of political parties is the responsibility of the CEO.

•	Employees may participate in personal political activities and have a constitutionally protected right to support political candidates and issues of their choosing. However, any involvement in such activity must be on your own time and at your own expense. You must make it clear that your views and actions are your own and not those of Arcos Dorados.

•	Company employees may not be constrained or pressured to support or promote specific election campaigns or candidates, or to make financial contributions.

Corporate Citizenship and Sustainability

We take seriously the responsibilities that come with being a leader. We leverage our size, scope and resources to help make the world a better place.

•	Environmental Responsibility

Arcos Dorados is committed to environmental responsibility, and everyone in the system has a role to play in living up to that commitment. We focus our efforts on areas where we can have a significant impact on critical environmental issues.

We continuously learn about and invest in innovations that can reduce our environmental footprint. We are committed to complying with environmental laws and regulations and using appropriate technologies in order to minimize the environmental impact of our activities. We work with our suppliers to promote environmentally responsible practices in their operations, and we encourage them to adhere to the same environmental and animal wellbeing policies promoted by Arcos Dorados.

•	Sustainability

At Arcos Dorados we believe that the commitment to sustainable development means achieving a balance among financially feasible, socially fair and environmentally correct actions. Our concern over the future is, first of all, a commitment to the actions we perform today. Sustainability does not mean only to carry out isolated programs within an organization, but rather the strategic way in which we operate and do business. This commitment is

Exhibit 11.1

Standards of Business Conduct

demonstrated, e.g., through the construction of green restaurants, waste management programs or water and energy saving and conservation. We also apply state-of-the-art technologies to minimize the environmental footprint of our operations by using clean energy sources such solar panels, wind-powered generators and recycling programs that convert oil used in our kitchens into the biodiesel that makes the trucks in our logistics chain run. In the future, these actions will result in financial gains and a stronger perception of our brand for our various stakeholders.

•	Nutrition and Well-Being

We are committed to supporting our customers’ well-being. We offer a range of menu choices to meet our customers’ diverse needs and preferences. We provide information about the nutritional values of our foods so that our customers can choose items that meet their dietary needs and those of their families.

•	Sustainable Supply Chain

We envision a supply chain that profitably yields high-quality, safe products without supply interruption while leveraging our leadership position to create a net benefit by improving ethical, environmental and economic outcomes.

Shareholder Relations

Our relationships with shareholders are aimed at protecting their financial interests and providing the best positive return on their investment. We make available to you the business information necessary for you to make the best decisions. It is our commitment to act on a totally transparent basis for the benefit of our shareholders’ interests.

PROFITABLE GROWTH

We make our business grow in a profitable manner. We maximize our operations’ profitability.

Fair Competition and Antitrust Policy

Most of the countries in which we operate in Latin America have fair competition or antitrust laws in place to safeguard the rights of consumers to the best

Exhibit 11.1

Standards of Business Conduct

products at the best prices. Arcos Dorados supports and complies with these laws. Among other things, these laws generally prohibit:

•	Entering into any formal or informal agreement or understanding with competitors that fixes, controls or affects prices, products, terms of sale, costs, profits or profit margins, markets or market share, or distribution practices.

•	Agreements or understandings with competitors to allocate customers or products, to boycott suppliers or persons with whom they would otherwise transact business, or to bid or not to bid on business generally.

Competition laws also govern our relationships with suppliers and franchisees. Employees who work with supplier councils, local advertising cooperatives or Operators National Advertising Fund should consult the Legal Department about antitrust practices and laws. If you have a question about these issues or any other discussion, decision or action that has potential antitrust implications, consult the Legal Department before taking any action.

Trade Practices

Information about competitors and suppliers is a valuable asset. We respect the rights of competitors and suppliers, and we will act fairly toward them in the marketplace. We strive for competitive advantages through superior research, marketing, execution, quality and service, never through unethical or questionable business practices. We do not engage in unfair or illegal trade practices.

The following rules apply when Arcos Dorados or anyone working on our behalf gathers or uses information concerning competitors or suppliers:

•	Respect the proprietary rights of others, including patents, copyrights and trademarks;

•	Do not accept, disclose or use information that was disclosed to you in breach of a confidentiality agreement;

•	Do not disclose or use information that could be proprietary or confidential without consulting the Legal Department;

•	Do not use unethical or illegal methods to gather information about other companies;

Exhibit 11.1

Standards of Business Conduct

•	Do not steal trade secret information, or persuade past or present employees of other companies to disclose trade secrets; and

•	Do not take any action that could create an appearance of an improper agreement with competitors.

Inside Information and Securities Trading

Information that has not been made available to the public and that a reasonable person would consider important in making an investment decision is commonly called inside information. Inside information also includes information that relates to other public companies’ stock. Examples of inside information would be significant upward or downward revisions to earnings forecasts, significant restructurings, management changes and important product or litigation developments.

It is illegal to buy or sell securities of any company, including Arcos Dorados, based on inside information. It is also illegal to inform others about inside information, or to make stock buying or selling recommendations to others based on such information. Any question or query related to your capacity to buy or sell securities must be submitted to the Legal Department.

Communicating with the Public and Social Media

When Arcos Dorados provides information to the news media, investors and stockholders, we have an obligation to accurately and completely communicate the facts. To ensure accuracy and completeness, employees receiving information requests must immediately refer the request to the Corporate Communications Department for follow-up and response.

All contacts with the press must be made under the supervision of the Corporate Communications Department, which is the only one responsible for appointing a spokesperson in each case.

This applies to all statements directly made to reporters, mass media, public presentations, Internet bulletin boards, social networks and chat rooms.

Government Inquiries

Arcos Dorados cooperates with government agencies and authorities. Forward all requests for information, other than routine requests, to the Legal Department immediately to ensure that we respond appropriately.

Exhibit 11.1

Standards of Business Conduct

All information provided must be truthful and accurate. Never mislead any investigator, and never alter or destroy documents or records subject to an investigation.

CONTINUOUS IMPROVEMENT

Corporate Governance and Internal Controls

We have a system of internal controls and reporting mechanisms designed to protect the assets and operations of the Company and to provide management, the Board and the shareholders with accurate, honest and timely information. The Arcos Dorados Audit Committee and its outside auditor provide independent oversight in connection with the preparation of the Company’s financial statements and the Company’s internal control systems. Employees are required to live up to the letter and spirit of our system of internal controls, and to cooperate fully with any audit or investigation.

Amendments to the Standards

Any amendment to the Standards must be approved by the Arcos Dorados Holdings Inc. Board and the Ethics Committee having previously issued its opinion on the matter, and must be posted on the website of Arcos Dorados within five days after its approval.

Internal Investigations

Arcos Dorados encourages employees to raise questions and personal concerns, and to provide proper suggestions about the Company’s business practices. Employees are expected to immediately report to the management any alleged violations of the law, Company policies and its internal controls so that the management may take adequate corrective actions. The management must communicate with the Corporate Division of Organization and Control.

The Corporate Division of Organization and Control is responsible for investigating violations of the Company’s internal controls.

Arcos Dorados takes allegations of misconduct very seriously. If you become aware of an internal investigation, or if you are asked to provide information or to assist with an internal investigation, the following rules apply:

Exhibit 11.1

Standards of Business Conduct

•	You may not discuss anything about the investigation with any person, either inside or outside of Arcos Dorados, without the express consent of those authorized to conduct the investigation;

•	You are required to disclose any relevant information in a complete and truthful manner, and to cooperate fully with the authorized investigation team throughout the course of the investigation; and

•	If you interfere with or provide false information in the course of the investigation, you may be subject to disciplinary action, up to and including termination of employment.

RESOURCES

Each of us must personally stand for these values, but even so, we are stronger when acting together in our goal of upholding them. Get support if you need it. These resources are a good place to start.

DIVISION OF ORGANIZATION AND CONTROL

The Division of Organization and Control is available to answer any inquiry about these Standards of Business Conduct, or to analyze potential violations thereof.

To contact the Division of Organization and Control:

•	Call: +5411- 4711 – 2520

•	E-mail: auditoriainterna.denuncias@ar.mcd.com

•	Fax: +5411- 4711- 2098, extension 2520

ETHICS LINE

•	Ethics line: www.resguarda.com or the direct telephone number corresponding to your country, which is available on the Website.

Copies of these policies are available through “McDoc – Normas y Procedimientos” (McDoc – Standards and Procedures) site or at the following department/divisions:

Exhibit 11.1

Standards of Business Conduct

•	Human Resources Department

•	Legal Department

•	Ethics Committee

•	Corporate Division of Organization and Control.

Once these standards are read by the employee, he/she must complete and sign the attached document “Acknowledgment of Receipt and Reading.” Such document must then be submitted to the Human Resources Department.

Exhibit 11.1

Standards of Business Conduct

•	APPENDIX I – GIFTS, FAVORS AND BUSINESS ENTERTAINMENT

AMOUNTS	NECESSARY APPROVAL
Up to USD $100	Does not require approval
Between USD $101 and USD $500	Director or vice president of the functional area
Over USD $500	CEO with endorsement of the Internal Audit Director

Exhibit 11.1

Standards of Business Conduct

ETHICS PROBLEM PROCEDURE

Exhibit 11.1

Standards of Business Conduct

RECEIPT AND READING ACKNOWLEDGMENT

I [____________________________________________________________] as an Arcos Dorados employee in [__________________________________-insert country-] acknowledge that I have read and understood the document called “Standards of Business Conduct” and agree to abide by these Standards in terms of its philosophy and restrictions.

First and Last Names:
Identification Document:
Country:

By:

Date: